Correspondence

August 18, 2010

Amanda Ravitz
Legal Branch Chief
United States Securities and Exchange Commission
Washington, DC  20549

RE:	Full Throttle Indoor Kart Racing Inc. Registration Statement on Form S-1 Filed June 25, 2010 File No. 333-167799

Dear Ms. Ravitz:

This correspondence responds to the staff comments dated July 22, 2010.  This response letter is being transmitted via EDGAR on August x, 2010 along with our amendment No.1 to the registration statement.

The following reproduces each of the staff’s comments followed by our supplemental response.

General

1.     It appears from your current disclosure that you have not taken any concrete steps to implement your business plan, and therefore may be a "blank check" company under Section (a)(2) of Rule 419 of the Securities Act of 1933. We note, for example, that since the inception of your business you have not generated any revenues, you do not have a concrete plan to lease a kart racing facility, or finance your proposed business, you do not appear to have any dedicated full-time or part-time employees, and although you presented a plan of operation, your website does not appear to be operational, and you appear not to have any other method of reaching potential customers.

We respectfully disagree as to not having taken concrete steps in the business plan.  Mr. Herrera conceived of opening an indoor kart racing operations over two years ago.  He has drafted a detailed plan for location, development and operation of the business.  He has engaged an independent board of directors who each have made investments in the business of time and capital.  Together they have developed a financing plan and the S-1 registration statement is another concrete step of implementation.  We have not generated revenues as we have not begun revenue generating operations as yet.  However we believe revenues will be generated as described assuming successful completion of the financing plan.  In similar fashion, we have not leased a building as yet.  We have researched the Denver metro area commercial real estate and have identified several suitable locations as several big box retail locations are vacant.  Given the buyer’s market for commercial real estate, we consider it prudent to wait until we are ready to pay deposits and begin development.  I do not understand the comment regarding any dedicated employees.  Our officers have dedicated substantial, uncompensated time to development of the business.  Our website is non-operational by choice as we have not reached the optimal time to launch it.  As you noted in later comments, it is also password protected.  You may enter Login: FullThrottle and Password Board so that the staff may review the website. You will be taken to what will be the login page for visitors when the site is activated.  On that page you will need to enter a first and last name as well as your e-mail address.  You will then be emailed a password that will be assigned to your e-mail login.  This will also facilitate future visits to the site as well.  To view the Code of Ethics section, go to the contact tab and select Code of Ethics from the drop down tab list.  The website will not be available to the general public until after the effective date of the registration statement.  We also intend to attract customers through signage, grand opening advertizing and awareness through “Things to do in Denver” ads in travel and community publications and websites.

1780 S. Bellaire Street, Suite 835, Denver, Colorado 80222 Phone: (303) 221 7223
FullThrottleIKR.com

Amanda Ravitz
Legal Branch Chief
United States Securities and Exchange Commission

2.         To the extent you are a blank check company, please revise the document to clearly state that holders of your common stock may not rely on Rule 144 of the Securities Act of 1933 and must register any re-sales of your common stock under the Securities Act of 1933. See the letter dated January 21, 2000 to Ken Worm, Assistant Director of OTC Compliance Unit, NASD Regulation, Inc., from Richard Wulff, Chief, Office of Small Business.

We do not believe Rule 419 is applicable to us as we are not a blank check company.  While we are a development stage company, we have a specific business plan and demonstrable history of implementation thereof.  We are not a company “that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.”   As a result we believe the holders of our common stock should be able to rely upon Rule 144.  We are also relying footnote 172 of the Final Rule Release 33-8869 dated December 7, 2007 which states:  “Rule I44(i)(1)(i) is not intended to capture a "startup company." or. in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having "no or nominal operations."”

3.         If you believe you are not a blank check company, please revise your registration statement throughout to give an accurate representation of the company as of the date of effectiveness. Throughout the filing, you discuss the company's expectations or speak as if certain anticipated products and services currently exist, but such disclosure does not provide investors with the company's actual status. For example, your "Nature of the Business" section on page 10 and "Marketing Strategy" section on page 15 should be preceded with the status of the company in accomplishing these goals.

We have made multiple revisions in response to the comment.  We have repeatedly stated that we will have not have leased a facility or commenced revenue generating operations as well as other milestones.  We have further made clear that accomplishing these steps is dependent upon at least closing upon the minimum offering.

4.         Revise throughout to remove graphics that represent products, services, facilities or other images unless the images depicted are either created, owned or licensed by you.

We have made numerous revisions in response to the comment.  We have created and own all remaining graphics.

5.         Please file a copy of the executed escrow agreement as an exhibit to your registration statement prior to effectiveness.

Exhibit 10.1 is the only agreement we have with Land Title wherein they agree to abide by the escrow terms of the subscription agreement, Exhibit 4.2.

6.         It appears that you are registering securities pursuant to Rule 415 because the offering will continue for at least 120 days. Please revise your registration cover page to indicate reliance on Rule 415 or advise.

We have made the revision.

1780 S. Bellaire Street, Suite 835, Denver, Colorado 80222 Phone: (303) 221 7223
FullThrottleIKR.com

Amanda Ravitz
Legal Branch Chief
United States Securities and Exchange Commission

7.             Please consider the updating requirements for your financial statements and related consents in accordance with Article 8-08 of Regulation S-X and Item 601 (b)(23) of Regulation S-K, respectively, on an ongoing basis.

Thank you, we are aware of the updating requirements of the financial statements and will comply.

Prospectus Cover Page

8.              Please include, either on the cover page or in the summary section of the prospectus, the complete mailing address and telephone number of your principal executive offices. Refer to Item 503(b) of Regulation S-K.

We have made the revision.

9.             We note your disclosure that the offering may be extended. Please revise the cover page and your plan of distribution section to specify the duration of such extension. In addition, please revise the cover page to clarify the maximum amount of time that the proceeds may be kept in escrow as a result of such extension in the offering period.

We have revised the disclosure to state the offering period is solely for 120 days with no extensions.

Where you can get additional information, page 2

10.            Revise the second paragraph to clarify that all material terms of exhibits have been described in the prospectus.

We have made the revision.

Offering Summary, page 3

11.           Revise throughout to express the anticipatory nature of all of your disclosures related to your proposed business. Where you state that your business will have a particular attribute, identify this as a hope or belief.

We have made revisions in response to the comment, specifically stating our intention, hope or belief with respect to business attributes.  We have also stated in several locations that as of the effective date we will have not have leased a facility or commenced revenue generating operations as well as other milestones.  We have further made clear that accomplishing these steps is dependent upon at least closing upon the minimum offering.

12.           Please revise to quantify your losses for the most recent audited period and disclose your monthly "bum rate" and the amount of time that your present capital will last at this rate here and in the liquidity and capital resources section. Similarly, revise your disclosure on page 7 to clarify how long you expect $430,000 - the funds allocated to fund ongoing operations - to provide funding for your operations.

We have made revisions in response to the comment.

1780 S. Bellaire Street, Suite 835, Denver, Colorado 80222 Phone: (303) 221 7223
FullThrottleIKR.com

Amanda Ravitz
Legal Branch Chief
United States Securities and Exchange Commission

13           We note your reference to "total entertainment experience" and "realistic thrill of wheel to wheel racing" in the first paragraph of this section. In addition, we note your statement on page 11 that "by achieving the perception of speed at lower velocities, the indoor kart racing experience becomes inherently safer." Please revise the summary section, the section entitled "Why Indoor Kart Racing" on page 10, as well as other parts of your registration statement, to remove marketing language from your registration statement.

We have made revisions in response to the comment.

14.           Please revise your summary risk factors sections to disclose your independent auditor's going concern opinion and to state that you are a development stage company. Also state your net losses, significant expenses, and the amount of cash you have as of the most recent practical date.

We have made revisions in response to the comment.

Risks Related to Our Business, page 4

15.          Please include a separate risk factor to estimate costs of being a public company and describe experience of your officers and directors, if any, in running a public company.

We have added the following risk factor:

We Will Incur Expenses as a Public Company
As a public company Full Throttle will incur legal and accounting expenses with respect to compliance with Securities and Exchange Commission reporting.  We estimate these expenses to be $50,000 per year.  Our officers have limited experience in running a public company and will rely upon our directors, legal counsel and third party consultants as necessary.  Such additional expense will increase the amount of revenue required to achieve profitability.

Entertainment expenditures, page 4

16.               Revise to reflect the current reality of the present economic crisis and its impact on discretionary spending.

We have revised the risk factor as follows:

Entertainment expenditures by individuals are dependent on discretionary income.
The current or a future economic downturn may cause a reduction in discretionary income for our potential customer base.  As such, individuals and/or groups may not be able to, or be as willing to make entertainment related expenditures.  This could affect the overall financial performance of the company negatively.

Risks Associated with Investing in Our Common Shares, page 6

17.               Please include a separate risk factor that until the minimum amount of the offering is reached, the funds of prospective investors will be held without interest.

We have added the following risk factor:

Sale of offering proceeds shall be deposited with the Escrow Agent
Monies or funds used to subscribe to Full Throttles Indoor Kart Racing Inc. offering will be held in a non interest bearing escrow account until the minimum offering amount is raised.  Subscriptions are irrevocable. The funds will earn no interest and will not be liquid during this period.  Individuals needing funds to be liquid are reminded to take this fact into consideration before investing in this offering.

1780 S. Bellaire Street, Suite 835, Denver, Colorado 80222 Phone: (303) 221 7223
FullThrottleIKR.com

Amanda Ravitz
Legal Branch Chief
United States Securities and Exchange Commission

We are not required to meet or maintain any listing standards, page 6

18.                Since your stock is not currently listed on the OTCBB, please revise this risk factor and your cover page to provide additional disclosure regarding your plans to have your common stock listed on the OTC Bulletin Board subject to the effectiveness of the registration statement.

We have revised the cover page and risk factor as follows:

We are not required to meet or maintain any listing standards for our common stock to be quoted on the OTC Bulletin Board or in the Pink Sheets, which could affect our stockholders’ ability to access trading information about our common stock.
The OTC Bulletin Board and the OTCMarkets.com are each separate and distinct from the Nasdaq Stock Market and any national stock exchange, such as the New York Stock Exchange or the American Stock Exchange.   Although the OTC Bulletin Board is a regulated quotation service operated by the Financial Industry Regulatory Authority (FINRA), that displays real-time quotes, last sale prices, and volume information in over-the-counter (“OTC”) equity securities like our common stock, and although OTCMarkets.com is an Internet-based, real-time quotation service for OTC equities for market makers and brokers that provides pricing and financial information for the OTC securities markets, we are not required to meet or maintain any qualitative or quantitative standards for our common stock to be quoted on either the OTC Bulletin Board or in the Pink Sheets. Our common stock does not presently meet the minimum listing standards for listing on the Nasdaq Stock Market or any national securities exchange, which could affect our stockholders’ ability to access trading information about our common stock. Additionally, we are required to satisfy the reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If we fail to do so, our shares may no longer be quoted on the OTC.  Assuming completion of at least the minimum offering and our remaining current in our SEC reporting, we intend to solicit broker-dealers for an interest in making a market for our common stock by initiating quotations.  We will rely upon referrals from our board of directors to identify possible market makers.  However initiating quotations can be a difficult and time consuming process for the broker-dealer who is prohibited from accepting any compensation for initiating quotation.  As a result, there can be no assurance that we will be successful at attracting a broker-dealer to serve as an initial market maker.

Use of Proceeds., page 7

19.                We note that you will receive net offering proceeds of $2,962,250 (minimum offering) or $3,462,250 (maximum offering). Please tell us where the related costs ($37,750) are included in the tables depicting the use of proceeds.

We have revised the table to reflect the use of proceeds with offering expenses shown and listed as a separate line item.

Dilution, page 8

20.                We note the assumed net proceeds set forth in footnotes (1) and (2) to the dilution table If the net tangible book value was $92,924 prior to the offering, please show us how you derived the post offering pro forma net tangible book values of $3,095,228 and $3,592,228 in paragraphs two and three, respectively , of this section. These balances each appear to be too high. Please revise or advise.

An error was made when transposing information from a prior draft on the offering.  The numbers have been corrected.  Book Value of the company as of May 31, 2010 is $92,924.  Upon raising the minimum the company would receive $3,000,000 gross less offering expenses of $37,750 would be a net of $2,962,250.  Adding the net from the offering to the book value of the company as of May 31, 2010 of $92,924 would be $3,055,174.  If the company is able to realize the maximum offering the company would receive $3,500,000 gross less offering expenses of $37,750 would be a net of $3,462,250.  Adding the net from the offering to the book value of the company as of May 31, 2010 of $92,924 would be $3,555,174.

1780 S. Bellaire Street, Suite 835, Denver, Colorado 80222 Phone: (303) 221 7223
FullThrottleIKR.com

Amanda Ravitz
Legal Branch Chief
United States Securities and Exchange Commission

Plan of Distribution, page 8

21.              Please revise to state whether investor subscriptions are irrevocable.
We have revised the disclosure to state that funded subscriptions are irrevocable until closed by either delivery of the subscribed shares or return of the funds to the investor in the event we do not sell the minimum offering.

The Business of Full Throttle Indoor Kan Racing, page 10

22.                Revise this section significantly to describe, in a factual manner only, your business as it exists today and your plan of operation through to anticipated revenue generation. In making these revisions, please remove sections that provide lengthy industry overviews, as a short description should suffice to place your business into context, and remove language and disclosure that is more appropriate to advertising than a disclosure document. For example, please remove your statement "At Full Throttle Indoor Kart Racing We Help Individuals Feed Their Need for Speed! .And Businesses Put the Pedal to the Metal!" on page 10 of the registration statement.

We have revised this section consistent with the staff’s comments.

23.                Throughout where you provide statistical industry information or other factual assertions about the industry, please identify the source and, if the source is not generally publicly available for a low or nominal subscription fee, provide a consent under Rule 436.

We have revised this section consistent with the staff’s comments.  Upon the staff’s request we shall provided to you our research lists of specific indoor kart locations and the counties they operate in along with the website address of the operations that were active at the time the research was done.

Track Memberships. page 13

24.                Please revise to provide a brief description and an estimate of various membership levels referred to in this section of the registration statement.

We have revised this section consistent with the staff’s comments.

Race Novelty Items, page 14

25.                We note your intention to sell racing oriented gifts and collectible items representing NASCAR, F1 and Indy Car. Remove references to these well known brands unless you have existing agreements with them.

We have revised this section consistent with the staff’s comments.

1780 S. Bellaire Street, Suite 835, Denver, Colorado 80222 Phone: (303) 221 7223
FullThrottleIKR.com

Amanda Ravitz
Legal Branch Chief
United States Securities and Exchange Commission

Existing Karting Venues, page 18

26.               Please revise this section, including the last paragraph on page 18, to exclude information that depicts your competitors in negative light. Instead, briefly describe your competition in this section of the registration statement.

We have revised this section consistent with the staff’s comments.

Plan of Operations, page 20

27.               We note that you included a detailed description of your business and marketing plans on pages 10 through 18. However, please revise your plan of operations section to discuss your plan to become operational and through to revenue generation. This discussion should include each specific step you intend to take toward this goal, and your intended sources and uses of funds, providing specific time frames and quantifying estimates of these amounts for each step, For example, on page 15 you describe a number of possible revenue sources but do not specify what marketing strategy or strategies you intend to focus on and how soon you intend to implement such strategies. Similarly, on pages 13 and 19 you describe your anticipated track memberships and your competitor's current price structure but do not describe your own anticipated price structure.

We have revised this section consistent with the staff’s comments.

28.           In light of the stage of development of your business, please revise your disclosure to explain and outline the types of start-up costs you anticipate incurring. In this regard, it may be useful to correlate this discussion to the information in your Use of Proceeds section on page 7, while also detailing the types of costs you expect to incur prior to receiving any funds from this offering.

We have revised this section consistent with the staff’s comments.  In general we have structured our plans to minimize costs and avoid financial commitments until and if at least the minimum offering proceeds are received.

Liquidity and Capital Resources, page 20

29.            As you have not commenced operations and currently have minimal funds to forward your business plan, please revise your disclosure to clearly state the consequences to your business should you be unable to raise sufficient capital through this offering or other means

We have revised this section consistent with the staff’s comments.

30.            In this regard, please revise your disclosure to address the fact that your independent accountants have expressed substantial doubt about your ability to continue as a going concern.

We have revised this section consistent with the staff’s comments.

Directors and Executive Officers, page 21

31.           Revise your executive biographies to limit your discussion to that required by Item 401 of Regulation S-K. Your present disclosure appears to consist of full resumes.

We have revised this section consistent with the staff’s comments.  However please note that information older than the five years business experience which we believe to be material to an investor’s understanding of qualifications have been left in.

1780 S. Bellaire Street, Suite 835, Denver, Colorado 80222 Phone: (303) 221 7223
FullThrottleIKR.com

Amanda Ravitz
Legal Branch Chief
United States Securities and Exchange Commission

32.           We note your disclosure on page 21 that Mr. Herrera is an avid racing enthusiast and has participated in many forms of automotive racing" and "has been a course worker, race team crew-member and has driven many race car variants." Please revise to clarify whether his racing experience was recreational or professional. Additionally, please revise to clarify Mr. Herrera's employer during years 2001 to 2003.

We have revised this section consistent with the staff’s comments.

Compensation Discussion and Analysis, page 23

33.           Please clarify whether your current compensation structure includes salaries or retainers paid to officers or directors. Additionally, please clarify in your use of proceeds section whether you anticipate paying any of your officers or directors from the proceeds received from this offering.

We have revised this section consistent with the staff’s comments.

Summary Compensation Table, page 23

34.            We note your disclosure of stock-based compensation in the statement of operations on page F-4. Please include all compensation paid to your officers and directors in the executive compensation section. Refer to Item 402 of Regulation S-K.

We have revised this section consistent with the staff’s comments by inserting the share and dollar values of stock based compensation for our CFO.

Board of Director Independence, page 24

35.            We note your disclosure that your board is "independent within the meaning of definitions established by the Securities and Exchange Commission or any self-regulatory organization." Please clarify what independence standards you used to make this determination. Refer to Item 407(a) of Regulation S-K.

We have revised this section identify that our independent directors meet the requirements of the NASDAQ Stock Market Rule 5605.
Security Ownership of Certain Beneficial Owners and Management, page 26

36.           Please include beneficial ownership of securities by your directors and executive officers as a group. Refer to Item 403(b) of Regulation S-K.

We have revised this section consistent with the staff’s comments.

37.            We note that your beneficial ownership table on page 26 includes six shareholders and your disclosure on page 9 that "as of the date of this prospectus, there are 1,600,000 shares of common stock outstanding held by seven persons," Based on this disclosure, it appears that you did not provide information for one of your five percent beneficial owners Please advise or revise. Refer to Item 403(a) of Regulation S-K.

We have revised the beneficial ownership table to include the five percent holder inadvertently omitted.

1780 S. Bellaire Street, Suite 835, Denver, Colorado 80222 Phone: (303) 221 7223
FullThrottleIKR.com

Amanda Ravitz
Legal Branch Chief
United States Securities and Exchange Commission

Code of Ethics, page 25

38.        We note the reference to your website at htip://fuilthrottleikr.com. However, it appears to be a password-protected website that requires contacting someone at your company to gain access to your website's content. Please clarify whether you will have a functioning and publicly accessible website prior to effectiveness.

Our website is non-operational by choice as we have not reached the optimal time to launch it.  The staff may enter Login: FullThrottle and Password “Board” in order view the website. You will be taken to what will be the login page for visitors when the site is activated.  On that page you will need to enter a first and last name as well as your e-mail address.  You will then be emailed a password that will be assigned to your e-mail login.  This will also facilitate future visits to the site as well. The website will not be available to the general public until after EFFECTIVEDATE.

Certain Relationships and Related Transactions, page 26

39.       We note your disclosure that Mr. Herrera was issued 700,000 shares of your common stock "in consideration of the right, title and interest in and to the rights to the Full Throttle Indoor Kart Racing Business/' Please revise to clarify the terms and approximate dollar value of this related party transaction.

We have revised this section consistent with the staff’s comments.

Financial Statements for the Period Ended May 31. 2010

Note 1 - Nature of Organization and Significant Accounting Policies, page F-7

40.       In connection with the comment 27 above, please revise your disclosure to explain how you will account for start-up costs.

We have added an accounting policy to Note 1 that states start-up costs are expensed as incurred.

Equipment and Depreciation, page F-7

41.        You state that you will begin depreciating this asset "once placed in service.'7 In this regard, please tell us when you acquired this asset, how you define the term "placed in service" and how soon you anticipate that depreciation may begin. Disclose the expected useful life of the fixed asset and how the life was determined In addition, please explain how you valued the asset at the balance sheet date, and the information used to reach the apparent conclusion that the asset's carrying value is not materially different from its fair value.

The item not yet “placed into service” is an Indoor Kart purchased on March 26, 2010 from Sodi Kart USA for $6,142 and is stored in a safe place.

The description “Placed into Service” has been applied to describe when the kart will be activated for its intended use.  An asset (something that provides potential benefit) does not begin to lose value from utilization (depreciation or amortization, depending on the asset) until the business derives benefit from its use or existence.  Therefore, we will begin to record depreciation expense once the Kart is used (placed into service).  Once in service, we plan to depreciate it over a 10 year life.  The asset was valued at its historical cost. We believe the kart’s carrying value is not materially different from its fair value because it was purchased just two months prior to the balance sheet date and remains unused.  We have amended our accounting policy on Equipment and Depreciation to state we expect the equipment to be placed into service during our second quarter (ending November 30, 2010) and we have disclosed the expected useful life of ten years.

1780 S. Bellaire Street, Suite 835, Denver, Colorado 80222 Phone: (303) 221 7223
FullThrottleIKR.com

Amanda Ravitz
Legal Branch Chief
United States Securities and Exchange Commission

Item 15. Recent Sales of Unregistered Securities, page II-2

42.        Please update this section to include for each sale of shares the nature and dollar value of consideration received and exemption from registration upon which you relied, including facts upon which you based your reliance upon such exemption. Refer to Item 701 of Regulation S-K.

We have revised this section consistent with the staff’s comments.

Item 17. Undertakings, page II-2

43.        You do not appear to be incorporating by reference any annual or quarterly report or registering indentures under the Trust Indenture Act of 1939. Please delete undertakings (6) and (9) on pages II-2 and 11-3, respectively, or advise.

We have deleted the undertakings.

Signatures, page 11-3

44.       Please revise your signatures section to comply with Form S-i requirements. In addition, please have your principal accounting officer or controller and chief financial officer sign the registration statement in their individual capacities.

We have revised the signature block to include Lawrence Kopf signing in his individual capacity.

Exhibit 5.1. Legal Opinion

45.      Please have counsel revise to refer to all amendments to the registration statement. In addition, please have counsel confirm that its reference to "the Colorado Corporation and Associations Act" includes all relevant state constitutional and statutory provisions, as well as judicial interpretations.

A revised legal opinion has been filed with amendment no. 1.

Please be advised that the issuer intends to request acceleration of the effectiveness of the registration statement as soon as we may confirmed with the staff there are no further comments and such request will include the required representations.  Please contact our as necessary at the address, telephone and fax numbers below.  Thank you for your assistance.

Sincerely,

/s/ Richard Herrera
Richard Herrera
President, CEO

1780 S. Bellaire Street, Suite 835, Denver, Colorado 80222 Phone: (303) 221 7223
FullThrottleIKR.com